SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775
June 1, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated May 28, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated May 28, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated May 28, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated May 28, 2004 (Attached hereto as Exhibit A-4)

B. Japanese Language Documents

(1) Press release dated May 28, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated May 28, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated May 28, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Brief statement of financial results for FY2003 dated May 28, 2004
(5) Summary of (4)
(6) Explanatory materials and summary related to (4)

The key contents of (4), (5), (6) are the same as Exhibit A-4 attached hereto.

dw 6/21

Very truly yours,

Shinsei Bank, Limited

By ______________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION

RECEIVED

2004 JUN 10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004

Company name: Shinsei Bank, Limited

Name of representative: Masamoto Yashiro

President & CEO

(TSE Code: 8303)

Announcement Regarding Purchase of Bank's Common Shares

Shinsei Bank, Limited (the "Bank") announces that the Board of Directors at its meeting on May 28, 2004, authorized the Bank to purchase up to 2 million shares of the Bank's common shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, the Board of Directors approved a proposal to be submitted to the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, authorizing the Bank to purchase up to 25 million shares of the Bank's common shares pursuant to Article 210 of the Commercial Code. Further details of the items are:

I. Purchase of Bank's Common Shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code

1. Purpose of Purchasing of the Bank's Shares:

This purchase of the Bank's shares will be made, authorized by Article 5-2 of the Articles of Incorporation pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code, in order to meet requirements under the employee stock option program which is to be proposed to the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	2,000,000 shares as an upper limit
(3) Total cost of purchase:	1,600,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the Board Meeting held on May 28, 2004, to the closing of the 4th Annual General Meeting of Shareholders to be held on June 24, 2004

II. Purchase of Bank's Common Shares pursuant to Article 210 of the Commercial Code

1. Purpose of Purchasing of the Bank's Shares:

This purchase of the Bank's shares will be made, pursuant to Article 210 of the Commercial Code, in order to meet requirements under the employee stock option program and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	20,000,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, to the closing of the immediately following Annual General Meeting of Shareholders

Note: The share purchase stated under II above will be made under the condition that the proposal of "Purchase of Bank's Shares" be approved at the 4th Annual General Meeting of Shareholders to be held on June 24, 2004

Reference:

Total number of common shares issued as of March 31, 2004:

1,358,536,000 shares (excluding 1,606 shares of Treasury Shares)

Exhibit A-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004
Shinsei Bank, Limited
(TSE Code: 8303)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Shinsei Bank, Limited (the Bank) hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 280-20 and 280-21 of the Commercial Code of Japan free of charge for the purpose of introducing the stock option plan at the 4th Regular General Meeting of Shareholders to be held on June 24, 2004, with details as follows.

I. Reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions

The reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions is to introduce the stock option plan for the purpose of accelerating willingness and morale of directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries to improve performance of the Bank and thus increasing corporate value of the Bank.

II. Outline of issuance of Stock Acquisition Rights

1. Class of shares that can be purchased through the exercise of Stock Acquisition Rights
   Common shares of the Bank

2. Number of shares that can be purchased through the exercise of Stock Acquisition Rights
   Up to 10,000,000 shares in total

   The number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula if the Bank carries out a stock split or reverse stock split. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

   Number of shares after adjustment = number of shares before adjustment x ratio of split or reverse split

   Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

3. Total number of Stock Acquisition Rights to be issued
   The maximum number of Stock Acquisition Rights to be issued shall be 10,000 in total. (One thousand shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to 2 above shall be made if adjustments are made to the number of shares as stipulated in 2 above.)

4. Issue price of Stock Acquisition Rights

To be issued free of charge.

5. Amount of money to be paid upon exercise of Stock Acquisition Rights

The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercising Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in 3 above. The Exercise Price shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding the issuance of Stock Acquisition Rights (excluding days on which no transactions were concluded) by 1.01 (any amount less than one yen shall be rounded up).

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\begin{array}{c}\text{The Exercise Price}\\ \text{after adjustment}\end{array} = \begin{array}{c}\text{The Exercise Price}\\ \text{before adjustment}\end{array} \times \frac{\begin{array}{c}\text{Number of}\\ \text{outstanding}\\ \text{shares}\end{array} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\begin{array}{c}\text{Number of outstanding shares + number of increase in shares}\\ \text{as a result of split / new issuance}\\ \text{(In the case of reverse stock split, the number of}\\ \text{outstanding shares minus the number of shares merged)}\end{array}}$$

Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

6. Exercise Period of Stock Acquisition Rights

From July 1, 2006 to June 23, 2014.

7. Conditions for exercising Stock Acquisition Rights

(1) In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

(2) Stock Acquisition Rights holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one half of Stock Acquisition Rights granted to them. (any amount less than one shall be rounded up)

(3) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways.

(4) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders based on resolutions of this General Meeting of Shareholders and subsequent Board of Directors meetings.

8. Retirement of Stock Acquisition Rights

(1) If the General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.

(2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in 7 (4) or the legal heir of a Stock Acquisition Right holder does not take the succession procedures stipulated in 7 (1) and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

9. Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

(Note) The above shall be subject to a resolution of the proposal entitled "Issuance of Stock Acquisition Rights as stock options to directors and other staff of the Bank and its subsidiaries" at the 4th Regular General Meeting of Shareholders of the Bank to be held on June 24, 2004.

Exhibit A-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004
Shinsei Bank, Limited
(TSE Code: 8303)

Shinsei Bank to Appoint Three Directors

Shinsei Bank, Limited ("Shinsei Bank") announced today that its Board decided to propose to elect following three directors at the Annual General Meeting of Shareholders scheduled for June 24, 2004.

Mr. Thierry Porté, Corporate Executive Officer and Vice Chairman, Shinsei Bank, Limited
Mr. Shigeru Kani, Advisor, NEC Corporation
Mr. Yasuharu Nagashima, Counsel, Nagashima Ohno & Tsunematsu

Note: Of those candidates listed above, the following two persons are qualified as "Outside Director" defined under the Article 188-2-7-2 of the Commercial Code of Japan;
Mr. Shigeru Kani
Mr. Yasuharu Nagashima.

Appendix

Candidates for Directors

Thierry Porté (June 28, 1957)

September 1979	Joined Morgan Stanley, New York
December 1991	Managing Director, Morgan Stanley
September 1995	President, Morgan Stanley Japan
November 2003	Joined Shinsei Bank, Limited
	Corporate Executive Officer and Vice Chairman

Shigeru Kani (September 20, 1943)

April 1966	Joined The Bank of Japan
October 1988	General Manager, Okayama Branch, The Bank of Japan
May 1992	Executive Auditor, The Tokyo International Financial Futures Exchange
May 1996	Director, Administration Department, The Bank of Japan
May 1999	Executive Managing Director, The Tokyo Stock Exchange
April 2002	Advisor, NEC Corporation

Yasuharu Nagashima (June 22, 1926)

April 1953	Attorney at Law in Japan
January 1961	Partner, Nagashima & Ohno
	(Predecessor of Nagashima Ohno & Tsunematsu)
January 1997	Counsel, Nagashima Ohno & Tsunematsu
April 2004	Member, Advisory Committee of Tokyo University Law School

Exhibit A-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release

Shinsei Bank Announces Financial Results for Fiscal 2003

Tokyo (Friday, May 28, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for the fiscal year 2003 (FY2003), which ended on March 31, 2004.

FY 2003 Financial Highlights
(all figures compared to fiscal year 2002)

- Consolidated revenue grew 15.1% to 123.9 billion yen (operating basis)
- Consolidated net income grew 25.2% to 66.4 billion yen
- Non-interest income as a percentage of consolidated revenue grew to 55% from 39% (operating basis)
- Problem claims to total claims ratio declined to 2.8% from 5.7% (non-consolidated)
- Capital adequacy ratio was 21.13% and Tier 1 ratio was 16.15%

1. Income Statement:

For fiscal 2003, Shinsei Bank's consolidated net income increased 25.2% to 66.4 billion yen. Diluted earnings per share for the year were 32.7 yen, an increase of 25.2% from last year. The increase was due to strong revenue growth and asset quality improvement.

For the year, consolidated revenue increased 15.1% to 123.9 billion yen. Non-Interest income increased to 67.6 billion yen from 41.5 billion yen in fiscal 2002, more than offsetting a decline in interest income. The Bank's commitment to diversify its revenue sources and lower its reliance on interest income continued for the third straight year, with non-interest income growing to 54.6% of total revenue.

The Bank's asset quality improved further in fiscal 2003, with the Bank achieving net credit recovery of 15.4 billion yen for fiscal 2003.

On a non-consolidated basis, Shinsei Bank earned net income of Yen 65.3 billion. This is 0.3 billion yen higher than was targeted for the year in the Bank's "revitalization plan" and 6.3 billion yen higher than the same period last year. Although the Bank's net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) of 47.4 billion yen was lower than the "revitalization plan" target, it grew 4.8% from FY2002.

2. Balance Sheet:

At the end of fiscal 2003, Shinsei Bank's loan balance stood at 3.0 trillion yen. This is 455 billion yen lower than the previous year, stemming mainly from a reduction in loan amounts to less creditworthy customers. With its non-performing loan issue largely solved, the Bank is now focused on growing its portfolio of loans and other assets.

Shinsei's funding mix also improved, with total deposits increasing 6.1% to 2,734.4 billion yen while bank debentures decreased 27.4% to 1,388.6 billion yen at the end of fiscal 2003. Notably, retail deposits increased about 100 billion yen during the year to further strengthen and stabilize the Bank's funding sources. Additionally, total retail deposits exceeded total debentures volume for the first time. Retail deposits now stand at approximately 1.6 trillion yen in total.

The Bank is gradually shifting its major source of funding toward deposits and away from debentures, although it retains the ability to tap both sources. Even after its charter conversion to an ordinary bank in April 2004, Shinsei retains the right to issue debentures for the next 10 years.

3. Asset Quality (*non-consolidated*):

Shinsei Bank successfully reduced its non-performing loan balance further. As of March 2004, total non-performing loans were at 97.3 billion yen – a decline of 135.9 billion yen or 58.3% from a year ago. The NPL total of 97.3 billion yen now represents 2.8% of total claims outstanding as of March 31, 2004.

The total reserve for credit losses was 177.9 billion yen as of March 2004 – a decline of 38.6 billion yen from last year. In terms of total reserve for credit losses to total claims ratios, the Bank still maintained a healthy ratio of 5.1% - only 0.2% lower than last year.

4. Capital Ratios:

Total capital ratio stands at 21.13 % and Tier I ratio at 16.15%. Shinsei Bank's capital mostly consists of core capital and the deferred tax assets portion is only around 3% of total Tier I capital. The Bank plans to deploy excess capital by increasing its loans and other assets.

5. Earnings Forecast:

As in the past, Shinsei Bank has provided an expected earnings level for fiscal year 2004 (ending March 31, 2005). The Bank now expects net income for fiscal 2004 (both

consolidated & non-consolidated) to reach 66 billion yen.

President Yashiro's Comments on Performance and Strategy

At the press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"Our retail business will celebrate its third anniversary this June. Our internet banking, ATM network and call centers, all 24 x 7 and free of charge, and the opening of new financial centers continue to attract new customers. The number of PowerFlex accounts more than doubled from April 2003 to 650,000 with assets under management of 1.64 trillion yen at the end of April 2004. We had a good start in FY2004 with our new "Powered One" deposit product and housing loans showing strong growth. In FY2004, we will continue to expand our ATM and branch network, improve the productivity of our branches and introduce value-added products and services quickly and efficiently.

"Shinsei's institutional banking business continues to meet our customers financing needs. Relationship managers and product specialists are integrated into one team, creating value for our customers' needs in funding, asset management and business restructuring. Non-interest income represented 55% of total revenue as securitization, credit trading, non-recourse financing and M&A advisory services continued to show good growth. Our corporate restructuring business had an excellent year, advising Mitsui Norin and Matsuya Denki. We continue to seek growth opportunities outside of the banking sector through acquisitions and alliances to build the business in the future."

"Since we launched the bank four years ago, we focused on creating a new banking business model -- a Better Banking model that is built on a strong balance sheet and stringent risk control. In FY2003, we took steps to strengthen our Better Banking model and provide more flexibility. We completed a successful initial public offering in February 2004. In April, we changed our charter to that of an ordinary bank. These steps will allow Shinsei Bank to expand and provide better value to our customers."

Financial Highlights - Consolidated

Profit for the Fiscal Years Ended	Mar. 2004 (billions of yen)	Mar. 2003 (billions of yen)	change	
	a	b	a-b	%
Total Revenue *	**123.9**	107.6	16.3	15.1%
Expenses *	**68.7**	67.3	1.4	2.1%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**55.1**	40.2	14.9	37.1%
Reference: (Credit Recoveries)	**15.4**	8.6	6.8	79.1%
Net Income	**66.4**	53.0	13.4	25.2%
Diluted Net Income per Common Share	**32.75**	26.15 **	6.6	25.2%

* based on the management accounting basis

** adjusted for reverse stock split

Balance Sheet data at the end of	Mar. 2004 (billions of yen)	Mar. 2003 (billions of yen)	change	
	a	b	a-b	%
Total Assets	**6,343.7**	6,706.9	-363.2	-5.4%
Loans and Bills Discounted	**3,047.0**	3,502.3	-455.3	-13.0%
Securities	**1,483.2**	1,770.9	-287.7	-16.2%
Cash and Due from Banks	**312.7**	245.3	67.3	27.5%
Debentures	**1,388.6**	1,913.5	-524.8	-27.4%
Deposits (including NCDs)	**2,734.4**	2,576.9	157.5	6.1%
Total Shareholders' Equity	**730.0**	679.8	50.1	7.4%

References	Mar. 2004	Mar. 2003
Exchange Rate (¥/$)	**105.70**	120.20
Nikkei Average	**11,715.39**	7,972.71

Problem Claims (Based on Financial Revitalization Law) (Non-consolidated)

in billions of yen

	Mar.31,'04	Mar.31,'03	Change	
	a	b	a-b	%
Bankruptcy and Quasi-Bankruptcy	11.1	35.7	-24.6	-68.8%
Doubtful	68.9	99.0	-30.1	-30.4%
Substandard	17.3	98.4	-81.2	-82.4%
Total (A)	**97.3**	233.2	-135.9	-58.3%
Total Claims (B)	**3,501.2**	4,088.2	-587.0	-14.4%
Ratio (A) / (B)	2.8%	5.7%	-2.9%	

ref. At or below "Need Caution" level	224.5	482.3	-257.8	-53.5%

Reserve for Credit Losses (Non-consolidated)

in billions of yen

	Mar.31, '04	Mar.31, '03	Change
	a	b	a-b
Reserve for Credit Losses	**177.9**	216.5	-38.6
General	61.7	96.5	-34.8
Specific	116.1	119.9	-3.8
Restructuring Contries	0.0	0.0	0.0

Capital Adequacy Ratio (Consolidated)

in billions of yen

	Mar.31, '04	Mar.31, '03	Change	
	a	b	a-b	%
Capital Adequacy Ratio	**21.13%**	20.10%	1.03%	
Tier I Ratio	16.15%	14.27%	1.88%	
Tier I Capital	720.3	659.8	60.5	9.2%
Tier II Capital	226.8	273.3	-46.5	-17.0%
Risk Assets	**4,458.7**	4,622.8	-164.1	-3.5%

Financial Data - Consolidated

1. Risk-Monitored Loan

in billions of yen

	Mar.31, '04 a	Mar.31, '03 b	Change a-b	Change %
Loans to Bankrupt Obligors	**8.0**	13.4	-5.5	-40.8%
(% of loans)	**(0.3%)**	(0.4%)	-0.1%	
Non-Accrual Deliquent Loans	**69.5**	117.3	-47.8	-40.7%
(% of loans)	**(2.3%)**	(3.3%)	-1.0%	
Loans Past Due Three Months or More	**8.2**	74.3	-66.1	-89.0%
(% of loans)	**(0.3%)**	(2.1%)	-1.8%	
Restructured Loans	**9.2**	24.3	-15.1	-62.0%
(% of loans)	**(0.3%)**	(0.7%)	-0.4%	
Total	**94.9**	229.4	-134.4	-58.6%
(% of loans)	**(3.1%)**	(6.5%)	-3.4%	

ref. Loans and Bills Discounted	**3,047.0**	3,502.3	-455.3	-13.0%

2. Reserve Ratio to Risk Monitored Loans

	Mar.31, '04 a	Mar.31, '03 b	change a-b
Reserve Ratio to Risk Monitored Loans	**187.4%**	94.4%	93.0%

3. Subsidiaries and Affiliates

	Mar.31, '04	Mar.31, '03
Subsidiaries	**51**	31
Affiliates accounted for using the equity method	**4**	3

Consolidated Statements of Income : FY'02-FY'03

(See Note A)

in millions of yen

	#	FY'03 a	FY'02 b	Change a-b	Change %
Operating Income	1	**172,359**	201,166	-28,806	-14.3%
Interest Income	2	**89,192**	111,289	-22,096	-19.9%
Interest on Loans and Bills Discounted	3	**64,312**	88,848	-24,535	-27.6%
Interest and Dividends on Securities	4	**15,917**	14,158	1,758	12.4%
Interest on Collateral Related to Securities Borrowing Transactions	5	**3**	23	-20	-87.0%
Interest on Call Loans	6	**5**	16	-11	-68.8%
Interest on Due from Banks	7	**1,954**	1,324	630	47.6%
Other Interest Income	8	**6,999**	6,917	82	1.2%
Fees and Commissions	9	**26,193**	20,767	5,425	26.1%
Trading Revenue	10	**3,080**	8,513	-5,433	-63.8%
Other Business Income	11	**23,743**	29,024	-5,280	-18.2%
Other Operating Income	12	**30,149**	31,570	-1,421	-4.5%
Operating Expenses	13	**124,967**	167,175	-42,207	-25.2%
Interest Expenses	14	**32,009**	45,172	-13,163	-29.1%
Interest on Debentures	15	**9,135**	20,412	-11,276	-55.2%
Interest on Deposits	16	**12,038**	10,007	2,030	20.3%
Interest on Negotiable Certificates of Deposit	17	**147**	516	-369	-71.5%
Interest on Borrowings	18	**9,775**	12,179	-2,404	-19.7%
Interest on Commercial Paper	19	**-**	3	-3	-
Interest on Payables under Repurchase Agreement	20	**13**	10	3	-
Interest on Collateral Related to Securities Lending Transactions	21	**59**	311	-252	-
Interest on Call Money and Bills Rediscounted	22	**169**	28	141	503.6%
Other Interest Expenses	23	**669**	1,702	-1,033	-60.7%
Fees and Commissions	24	**7,249**	4,183	3,065	73.3%
Trading Expenses	25	**365**	-	365	-
Other Business Expenses	26	**2,482**	34,454	-31,971	-92.8%
General and Administrative Expenses	27	**70,178**	69,748	429	0.6%
Other Operating Expenses	28	**12,683**	13,616	-933	-6.9%
Net Operating Income	29	**47,391**	33,990	13,401	39.4%
Extraordinary Income	30	**23,320**	15,306	8,014	52.4%
Profit on Property Sold	31	**-**	371	-371	-100.0%
Bad Debt Recovered	32	**1,514**	0	1,514	-
Gain on Reversal of Reserve for Credit Losses	33	**19,026**	-	19,026	-
Other Extraordinary Income	34	**2,779**	14,933	-12,154	-81.4%
Extraordinary Expenses	35	**1,804**	2,966	-1,161	-39.1%
Loss on Property Sold	36	**1,674**	2,504	-830	-33.1%
Provision for Loss on Disposition of Premises and Equipment	37	**-**	450	-450	-100.0%
Reserve for Contingent Liabilities from Securities Transaction	38	**0**	-	0	-
Other Extraordinary Expenses	39	**129**	12	117	975.0%
Income before Income Taxes and Minority Interests	40	**68,907**	46,330	22,577	48.7%
Income Tax - Current	41	**1,463**	824	638	77.4%
Income Tax (Benefit) - Deferred	42	**1,111**	-7,525	8,636	-114.8%
Minority Interests in Net Income of Consolidated Subsidiaries	43	**-71**	0	-72	-
Net Income	44	**66,404**	53,030	13,374	25.2%
US$/yen		**@105.70**	@120.20		

Consolidated Balance Sheets - Assets : FY'02-FY'03

(See Note B)

in millions of yen

	#	Mar.31,2004 a	Mar.31,2003 b	Change a-b	Change %
Loans and Bills Discounted	1	**3,047,042**	3,502,349	-455,306	-13.0%
Foreign Exchanges	2	**9,490**	10,273	-783	-7.6%
Securities	3	**1,483,234**	1,770,996	-287,762	-16.2%
Monetary Assets Held in Trust	4	**242,750**	170,045	72,705	42.8%
Trading Assets	5	**635,096**	361,175	273,920	75.8%
Other Monetary Claims Purchased	6	**246,987**	201,943	45,043	22.3%
Collateral Related to Securities Borrowing Transactions	7	**18,121**	1,966	16,155	-
Call Loans	8	**-**	536	-536	-100.0%
Cash and Due from Banks	9	**312,709**	245,337	67,372	27.5%
Other Assets	10	**375,075**	503,635	-128,560	-25.5%
Premises and Equipment	11	**89,703**	86,117	3,585	4.2%
Deferred Discounts and Issuance Expenses on Debentures	12	**179**	185	-5	-2.7%
Deferred Tax Assets	13	**22,941**	18,435	4,506	24.4%
Customers' Liabilities for Acceptances and Guarantees	14	**38,339**	50,544	-12,205	-24.1%
Reserve for Credit Losses	15	**-177,916**	-216,570	38,654	-17.8%
Total Assets	16	**6,343,755**	6,706,971	-363,216	-5.4%
US$ / yen		**@105.70**	@120.20		

Consolidated Balance Sheets

(See Note B)

-Liabilities, Minority Interests in Subsidiaries and Shareholders' Equity : FY'02-FY'03

in millions of yen

	#	Mar.31,2004 a	Mar.31,2003 b	Change a-b	Change %
Debentures	1	**1,388,696**	1,913,556	-524,860	-27.4%
Deposits	2	**2,263,421**	2,246,888	16,532	0.7%
Negotiable Certificates of Deposit	3	**471,068**	330,034	141,034	42.7%
Borrowed Money	4	**334,416**	336,888	-2,471	-0.7%
Trading Liabilities	5	**92,231**	117,497	-25,265	-21.5%
Payables under Repurchase Agreements	6	**445,634**	164,958	280,675	170.1%
Collateral Related to Securities Lending Transactions	7	**29,275**	397,344	-368,069	-92.6%
Call Money	8	**112,559**	-	112,559	-
Foreign Exchanges	9	**4**	13	-8	-61.5%
Other Liabilities	10	**424,899**	452,587	-27,687	-6.1%
Reserve for Bonuses Payable	11	**8,722**	9,098	-376	-4.1%
Reserve for Retirement Benefits	12	**629**	5,856	-5,226	-89.2%
Reserve for Loss on Disposition of Premises and Equipment	13	**-**	450	-450	-100.0%
Reserve for Loss on Sale of Bonds	14	**1,918**	1,248	670	53.7%
Special Statutory Reserves	15	**0**	-	0	-
Deferred Tax Liabilities	16	**42**	-	42	-
Consolidation Goodwill	17	**915**	-	915	-
Acceptances and Guarantees	18	**38,339**	50,544	-12,205	-24.1%
Total Liabilities	19	**5,612,776**	6,026,968	-414,192	-6.9%
Minority Interests in Subsidiaries	20	**977**	166	811	488.6%
Capital Stock	21	**451,296**	451,296	-	-
Capital Surplus	22	**18,558**	18,558	-	-
Retained Earnings	23	**250,737**	194,666	56,071	28.8%
Net Unrealized Gain on Securities Available-for-Sale, Net of Taxes	24	**7,154**	13,243	-6,089	-46.0%
Foreign Currency Translation Adjustments	25	**2,255**	2,071	183	8.8%
Treasury Stock, at Cost	26	**-1**	-0	-1	-
Total Shareholders' Equity	27	**730,000**	679,837	50,163	7.4%
Total Liabilities, Minority Interests in Subsidiaries and Shareholders' Equity	28	**6,343,755**	6,706,971	-363,216	-5.4%
US$ / yen		**@105.70**	@120.20		

Consolidated Statements of Capital Surplus and Retained Earning (See Note C)

	millions of yen			%
	Mar. 2004	Mar. 2003	Difference	
[CAPITAL SURPLUS]				
Balance at beginning of period	¥18,558	¥18,558	¥ –	–
Balance at end of period	18,558	18,558	–	–
[RETAINED EARNINGS]				
Balance at beginning of period	194,666	145,094	49,572	25.47
Increase	66,404	53,030	13,374	20.14
Net income	66,404	53,030	13,374	20.14
Decrease	10,333	3,457	6,875	66.53
Cash dividends	10,333	3,457	6,875	66.53
Balance at end of period	¥250,737	¥194,666	¥56,071	22.36

Consolidated Statements of Cash Flows

(See Note D)
(in Millions of yen)

	Mar. 31,2004	Mar. 31,2003	Change
I. Cash flows from operating activities:			
Net income before income taxes and minority interests	¥68,907	46,330	22,577
Depreciation	3,353	3,183	169
Amortization of goodwill	5	-	5
Equity in gains(losses) of affiliates	(506)	208	(714)
Net change in reserve for loan losses	(40,105)	(153,462)	113,356
Net change in reserve for bonus payable	(468)	513	(982)
Net change in reserve for retirement benefits	(5,310)	(16,909)	11,599
Net change in reserve for loss on disposition of premises and equipment	(450)	397	(847)
Net change in provision of reserve for loss on sale of bonds	670	1,248	(578)
Interest income	(89,192)	(111,289)	22,096
Interest expenses	32,009	45,172	(13,163)
Gain(Loss) on securities sold	(18,478)	11,734	(30,212)
Gain on money held in trust	(2,196)	(1,611)	(585)
Net exchange losses	24,452	40,579	(16,126)
Net change on sale of premises and equipment	583	1,096	(513)
Net change in trading assets	(273,920)	81,806	(355,726)
Net change in trading liabilities	(25,265)	(56,083)	30,818
Net change in loans and bills discounted	451,744	1,292,884	(841,139)
Net change in deposits	24,029	382,017	(357,988)
Net change in negotiable certificates of deposit	141,034	(65,858)	206,893
Net change in debentures	(521,475)	(846,846)	325,371
Net change in borrowed money (other than subordinated debt)	35,528	777	34,750
Net change in due from banks (other than deposit with the bank of japan)	(53,846)	98,744	(152,590)
Net change in call loans,commercial paper	536	296,023	(295,487)
Net cahnge in other monetary claims purchased	(26,492)	(132,963)	106,470
Net change in collateral related to securities borrowing transactions	(16,155)	123,296	(139,451)
Net change in payables under repurchase agreements	280,675	164,958	115,716
Net change in call money	112,559	(329,900)	442,459
Net change in commercial paper	-	(1,000)	1,000
Net change in collateral related to securities lending transactions	(368,069)	(184,854)	(183,214)
Net cahnge in foreign exchange assets	783	138,977	(138,194)
Net change in foreign exchange liabilities	(8)	(52)	44
Net Decrease in net Trust Account	7,005	(44,128)	51,134
Interest received	100,640	116,751	(16,110)
Interest paid	(35,599)	(56,140)	20,540
Net change in trading securities	(11,848)	(34,283)	22,435
Net change in money held in trust	(66,907)	(75,972)	9,064
Others,net	(70,381)	(344,487)	274,106
Subtotal	(342,159)	390,858	(733,017)
Income taxes paid	(1,272)	(449)	(822)
Net cash used in operating activities	(343,431)	390,408	(733,840)
II. Cash flows from investing activities:			
Purchases of securities	(2,409,543)	(3,358,218)	948,675
Proceeds from sale of securities	701,198	966,121	(264,923)
Proceeds from redemption of securities	2,135,689	2,080,080	55,608
Investment in money held in trust	(7,484)	(10,886)	3,402
Proceeds from disposition of money held in trust	3,883	91,260	(87,377)
Purchases of premises and equipment	(5,766)	(9,515)	3,748
Proceeds from sale of premises and equipment	-	1,744	(1,744)
Payment related to acquisiton of new subsidiary	(22)	(390)	368
Payment relaed to additional investment for subsidiary	(5,799)	-	(5,799)
Proceeds from sales of subsidiaries	22	-	22
Payment related to investing new affliate	-	(2,767)	2,767
	-		
Net cash provided by investing activities	412,178	(242,571)	654,750
III. Cash flows from financing activities:			
Repayment of subordinated borrowings	(38,000)	(117,600)	79,600
Payment for redemption of subordinated debts	(2,226)	(19,398)	17,172
Dividends paid	(10,333)	(3,457)	(6,875)
Payment related to tresury stock	(1)	-	(1)
Net cash used in financing activities	(50,560)	(140,456)	89,895
IV. Net increase in cash and cash equivalents	18,186	7,380	10,805
V. Cash and cash equivalents at beginning of year	138,991	131,610	7,380
VI. Cash and cash equivalents at end of year	¥157,178	138,991	18,186

Financial Highlights - Non-Consolidated

Profit for the Fiscal Years Ended	Mar. 2004 (billions of yen)	Mar. 2003 (billions of yen)	change	
	a	b	a-b	%
Total Revenue	**111.5**	108.9	2.6	2.4%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**47.4**	45.2	2.2	4.9%
Reference: (Bond Gains - net)	**1.8**	-15.1	16.9	-112.1%
Net Operating Income *(keijou rieki)*	**44.8**	38.0	6.8	17.9%
Reference: (Stock Gains - net)	**5.5**	-0.8	6.3	-787.5%
(Credit Recoveries)	**-16.7**	-10.0	-6.7	67.0%
Net Income	**65.3**	59.0	6.3	10.7%
Diluted Net Income per Common Share (yen)	**32.21**	29.14 **	-3.07	
Dividend per Share (yen) Common	**2.22**	2.22 **	-	
Class A preferred	**13.00**	13.00	-	
Class B preferred	**4.84**	4.84	-	

* based on management accounting basis

** adjusted for reverse stock split

Balance Sheet data at the end of	Mar. 2004 (billions of yen)	Mar. 2003 (billions of yen)	change	
	a	b	a-b	%
Total Assets	**6,406.3**	6,763.7	-357.4	-5.3%
Loans and Bills Discounted	**3,217.8**	3,673.2	-455.4	-12.4%
Securities	**1,508.2**	1,768.0	-259.8	-14.7%
Corporate Equities	**29.1**	21.5	7.6	35.3%
Cash and Due from Banks	**305.6**	242.7	62.9	25.9%
Debentures	**1,362.3**	1,888.4	-526.1	-27.9%
Deposits (including NCDs)	**2,778.5**	2,602.9	175.6	6.7%
Total Shareholders' Equity	**729.3**	680.4	48.9	7.2%

References	Mar. 2004	Mar. 2003
Exchange Rate (¥/$)	**105.70**	120.20
Nikkei Average	**11,715.39**	7,972.71

Non-Consolidated Statement of Income : FY'02-FY'03

(See Note E)

in millions of yen

	#	FY'03 a	FY'02 b	Change a-b	%
Operating Income	1	**162,890**	189,919	-27,029	-14.2%
Interest Income	2	**87,833**	120,196	-32,363	-26.9%
Interest on Loans and Bills Discounted	3	**63,578**	90,594	-27,016	-29.8%
Interest and Dividends on Securities	4	**16,467**	21,538	-5,071	-23.5%
Interest on Bills Purchased	5	**0**	3	-3	-100.0%
Interest on Collateral Related to Securities Borrowing Transactions	6	**3**	23	-20	-87.0%
Interest on Call Loans	7	**5**	13	-8	-61.5%
Interest on Due from Banks	8	**1,957**	1,535	422	27.5%
Interest on Swaps	9	**4,956**	5,037	-81	-1.6%
Other Interest Income	10	**865**	1,449	-584	-40.3%
Fees and Commissions	11	**18,883**	18,399	484	2.6%
Domestic and Foreign Exchange Commissions	12	**374**	230	144	62.6%
Others	13	**18,509**	18,168	341	1.9%
Trading Revenue	14	**2,590**	2,807	-217	-7.7%
Revenue from Trading Securities and Derivatives	15	**42**	314	-272	-86.6%
Revenue from Securities and Derivatives Related to Trading Transactions	16	**-**	467	-467	-100.0%
Revenue from Trading-Related Financial Derivatives Transactions	17	**2,547**	1,556	991	63.7%
Other Trading Revenue	18	**-**	469	-469	-100.0%
Other Business Income	19	**16,464**	7,953	8,511	107.0%
Income on Foreign Exchange Transactions	20	**3,530**	-	3,530	-
Income on Sales of Investment Bonds	21	**3,886**	7,494	-3,608	-48.1%
Income on Investment Bonds Redeemed	22	**-**	71	-71	-
Income from Trading-Related Financial Derivatives	23	**2,494**	-	2,494	-
Others	24	**6,552**	387	6,165	1593.0%
Other Operating Income	25	**37,117**	40,562	-3,445	-8.5%
Gains on Sales of Stocks and Other Equity-Related Securities	26	**5,680**	3,597	2,083	57.9%
Gains on Money Held in Trust	27	**27,412**	33,573	-6,161	-18.4%
Others	28	**4,024**	3,391	633	18.7%
Operating Expenses	29	**118,083**	151,830	-33,747	-22.2%
Interest Expenses	30	**31,716**	45,569	-13,854	-30.4%
Interest on Coupon Debentures	31	**8,397**	19,000	-10,603	-55.8%
Amortization of Discount on Debentures	32	**-**	198	-198	-100.0%
Interest on Deposits	33	**12,082**	10,474	1,608	15.4%
Interest on Negotiable Certificates of Deposit	34	**147**	516	-369	-71.5%
Interest on Borrowings	35	**10,175**	13,332	-3,157	-23.7%
Interest on Payables under Repurchase Agreements	36	**-**	0	-	-
Interest on Commercial Paper	37	**-**	0	-	-
Interest on Call Money	38	**169**	28	141	503.6%
Interest on Payables under Repurchase Agreements	39	**13**	10	3	30.0%
Interest on Collateral Related to Securities Lending	40	**59**	311	-252	-81.0%
Other Interest Expenses	41	**669**	1,697	-1,028	-60.6%
Fees and Commissions	42	**7,138**	3,824	3,314	86.7%
Domestic and Foreign Exchange Commissions	43	**1,109**	404	705	174.5%
Others	44	**6,028**	3,420	2,608	76.3%
Trading Expenses	45	**435**	-	435	-
Expenses on Trading-Related Financial Derivatives Transactions	46	**210**	-	210	-
Others	47	**224**	-	224	-
Other Business Expenses	48	**2,388**	25,439	-23,051	-90.6%
Amortization of Expenses on Debenture Issuance	49	**193**	278	-85	-30.6%
Loss on Foreign Exchange Transactions	50	**-**	1,914	1,914	-
Loss on Sales of Investment Bonds	51	**2,005**	5,583	-3,578	-64.1%
Loss on Investment Bonds Redemption	52	**47**	0	47	-
Devaluation of Investment Bonds	53	**-**	17,074	-17,074	-100.0%
Expenses on Derivatives	54	**-**	332	-332	-100.0%
Others	55	**141**	255	-114	-44.7%
General and Administrative Expenses	56	**65,462**	65,278	184	0.3%
Other Operating Expenses	57	**10,942**	11,718	-776	-6.6%
Write-Off of Bad Loans	58	**583**	381	202	53.0%
Loss on Sales of Stocks and Other Equity-Related Securities	59	**167**	294	-127	-43.2%
Loss on Devaluation of Stocks and Other Securities	60	**5**	4,098	-4,093	-99.9%
Loss on Monetary Assets Held in Trust	61	**1,593**	510	1,083	212.4%
Provision to Reserve for Loss on Sale of Bonds	62	**1,532**	1,248	284	22.8%
Others	63	**7,060**	5,185	1,875	36.2%
Net Operating Income	64	**44,806**	38,089	6,717	17.6%
Extraordinary Income	65	**23,002**	16,579	6,423	38.7%
Gain on Disposal of Premises and Equipment	66	**-**	371	-371	-100.0%
Recoveries of Written-Off Claims	67	**1,464**	0	1,464	-
Others	68	**21,537**	16,206	5,331	32.9%
Extraordinary Expenses	69	**1,614**	2,944	-1,330	-45.2%
Loss on Disposal of Premises and Equipment	70	**1,614**	2,494	-880	-35.3%
Provision to Reserve for Loss on Disposal of Premises and Equipment	71	**-**	450	-450	-100.0%
Income before Income Taxes	72	**66,193**	51,724	14,469	28.0%
Income Taxes (Current)	73	**-1,095**	71	-1,166	-1642.3%
Income Taxes (Deferred)	74	**1,968**	-7,438	9,406	-126.5%
Net Income	75	**65,320**	59,091	6,229	10.5%
Profit Brought Forward from Previous Term	76	**186,297**	135,472	50,825	37.5%
Interim Dividends Paid	77	**3,444**	-	3,444	-
Transfer to Legal Reserve	78	**688**	-	688	-

Non-Consolidated Balance Sheet - Assets : FY'02-FY'03

(See Note F)

in millions of yen

	#	Mar.31,2004 a	Mar.31,2003 b	Change a-b	Change %
Loans and Bills Discounted	1	**3,217,804**	3,673,158	-455,354	-12.4%
Loans on Deeds	2	**2,471,193**	2,774,443	-303,250	-10.9%
Loans on Notes	3	**397,703**	465,132	-67,429	-14.5%
Overdrafts	4	**348,619**	432,604	-83,985	-19.4%
Bills Discounted	5	**288**	977	-689	-70.5%
Foreign Exchanges	6	**9,490**	10,273	-783	-7.6%
Foreign Bills Bought	7	**5**	2	3	150.0%
Foreign Bills Receivable	8	**1,726**	4,130	-2,404	-58.2%
Due from Foreign Banks	9	**7,759**	6,140	1,619	26.4%
Securities	10	**1,508,204**	1,768,003	-259,799	-14.7%
Government Bonds	11	**868,375**	1,347,805	-479,430	-35.6%
Local Government Bonds	12	**131,909**	20	131,889	659445.0%
Corporate Bonds	13	**246,850**	86,629	160,221	185.0%
Equities	14	**29,120**	21,510	7,610	35.4%
Other Securities	15	**231,947**	312,036	-80,089	-25.7%
Monetary Assets Held in Trust	16	**355,327**	176,692	178,635	101.1%
Trading Assets	17	**633,488**	356,406	277,082	77.7%
Trading Securities	18	**445,556**	212,168	233,388	110.0%
Securities Related to Trading Securities	19	**106,844**	31,108	75,736	243.5%
Derivatives of Securities Related to Trading Transactions	20	**-**	5	-5	-100.0%
Trading-Related Financial Derivatives	21	**81,087**	113,124	-32,037	-28.3%
Commercial Paper and Other Monetary Claims Purchased	22	**91,286**	127,072	-35,786	-28.2%
Collateral Related to Securities Borrowing Transactions	23	**18,121**	1,966	16,155	821.7%
Call Loans	24	**-**	536	-536	-100.0%
Cash and Due from Banks	25	**305,563**	242,713	62,850	25.9%
Cash	26	**13,663**	24,218	-10,555	-43.6%
Due from Banks	27	**291,900**	218,495	73,405	33.6%
Other Assets	28	**334,547**	495,490	-160,943	-32.5%
Prepaid Expenses	29	**750**	674	76	11.3%
Accrued Income	30	**30,852**	36,457	-5,605	-15.4%
Margin on Future Transactions	31	**2,673**	595	2,078	349.2%
Suspense Payment on Future Transactions	32	**5**	15	-10	-66.7%
Derivatives	33	**23,731**	20,124	3,607	17.9%
Deferred Loss of Hedge Transactions	34	**12,399**	42,546	-30,147	-70.9%
Financial Stabilization Donation Fund	35	**70,239**	70,239	-	-
Account Receivable	36	**138,638**	-	138,638	-
Others	37	**55,257**	324,838	-269,581	-83.0%
Premises and Equipment	38	**24,123**	21,912	2,211	10.1%
Land, Buildings and Others	39	**17,299**	15,287	2,012	13.2%
Suspense Payment for Construction in Progress	40	**878**	509	369	72.5%
Security Deposit and Others	41	**5,945**	6,115	-170	-2.8%
Deferred Discounts and Issuance Expenses on Debentures	42	**166**	163	3	1.8%
Deferred Discounts on Debentures	43	**22**	26	-4	-15.4%
Deferred Expenses for Issuance of Debentures	44	**144**	136	8	5.9%
Deferred Tax Assets	45	**21,790**	18,330	3,460	18.9%
Customers' Liabilities for Acceptances and Guarantees	46	**64,358**	87,580	-23,222	-26.5%
Reserve for Credit Losses	47	**-177,960**	-216,590	38,630	-17.8%
Total Assets	48	**6,406,313**	6,763,710	-357,397	-5.3%
US$ / yen		**@105.70**	@120.20		

Non-Consolidated Balance Sheets
- Liabilities and Shareholders' Equity : FY'02-FY'03

(See Note F)

in millions of yen

	#	Mar.31,2004 a	Mar.31,2003 b	Change a-b	%
Debentures	1	**1,362,261**	1,888,405	-526,144	-27.9%
Deposits	2	**2,307,413**	2,272,868	34,545	1.5%
Time Deposits	3	**1,180,782**	1,537,035	-356,253	-23.2%
Deposits at Notice	4	**21,484**	36,362	-14,878	-40.9%
Saving Deposits	5	**780,116**	526,450	253,666	48.2%
Current Account	6	**35,148**	21,253	13,895	65.4%
Others	7	**289,881**	151,765	138,116	91.0%
Negotiable Certificates of Deposit	8	**471,068**	330,034	141,034	42.7%
Borrowed Money	9	**335,311**	358,259	-22,948	-6.4%
Trading Liabilities	10	**90,336**	118,255	-27,919	-23.6%
Derivatives of Securities Related Trading Transactions	11	**-**	4	-4	-100.0%
Trading-related Financial Derivatives	12	**90,336**	118,251	-27,915	-23.6%
Payables under Repurchase Agreement	13	**445,634**	164,958	280,676	170.1%
Collateral Related to Securities Lending Transactions	14	**29,275**	397,344	-368,069	-92.6%
Call Money	15	**112,559**	-	112,559	-
Foreign Exchanges	16	**280**	8,918	-8,638	-96.9%
Foreign Bills Payable	17	**2**	10	-8	-80.0%
Due to Foreign Banks	18	**277**	8,907	-8,630	-96.9%
Other Liabilities	19	**449,169**	441,904	7,265	1.6%
Accrued Expenses	20	**42,767**	46,318	-3,551	-7.7%
Income Taxes Payable	21	**109**	30	79	263.3%
Unearned Revenue	22	**1,911**	3,946	-2,035	-51.6%
Suspense Receipt on Futures Transactions	23	**20**	0	-68	-
Derivatives	24	**32,464**	63,923	-31,459	-49.2%
Accounts Payable	25	**164,543**	-	164,543	-
Suspense Receipts	26	**92,816**	-	92,816	-
Others	27	**114,535**	327,684	-213,149	-65.0%
Reserve for Bonuses Payable	28	**6,971**	7,293	-322	-4.4%
Reserve for Employee Retirement Benefit	29	**473**	5,813	-5,340	-91.9%
Reserve for Loss on Disposition of Premises and Equipment	30	**-**	450	-450	-100.0%
Reserve for Loss on Sale of Bonds	31	**1,918**	1,248	670	-
Acceptances and Guarantees	32	**64,358**	87,580	-23,222	-26.5%
Total Liabilities	33	**5,677,033**	6,083,335	-406,302	-6.7%

Capital Stock	34	**451,296**	451,296	-	-
Capital Surplus	35	**18,558**	18,558	-	-
Additional Paid-in Capital	36	**18,558**	18,558	-	-
Retained Earnings	37	**252,308**	197,320	54,988	27.9%
Appropriated for Legal Reserve	38	**4,823**	2,756	2,067	75.0%
Undivided Profit at Term End	39	**247,485**	194,564	52,921	27.2%
Net Income	40	**65,320**	59,091	6,229	10.5%
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	41	**7,118**	13,199	-6,081	-46.1%
Treasury Stock, at Cost	42	**-1**	-0	-1	-
Total Shareholders' Equity	43	**729,280**	680,374	48,906	7.2%

Total Liabilities and Shareholders' Equity	44	**6,406,313**	6,763,710	-357,397	-5.3%
US$ / yen		**@105.70**	@120.20		

Financial Data - Non-Consolidated

1. Business Profit

in billions of yen

	FY'03	FY'02	Change	
	a	b	a-b	%
Total Revenue *	**111.5**	108.9	2.6	2.4%
Net Business Profit (*jisshitsu gyomu jun-eki*)	**47.4**	45.2	2.2	4.9%

* including gain/losses on monetary assets held in trust

2. Yield (Domestic Business)

	FY'03	FY'02	Change
Average Yield on Earning Assets (a)	**1.39%**	1.55%	-0.16%
Loans	**1.81%**	2.10%	-0.29%
Securities	**0.52%**	0.19%	0.33%
Average Funding Cost (b) *	**1.90%**	1.69%	0.21%
Average Yield on Funding Cost (c)	**0.56%**	0.68%	-0.12%
Debentures	**0.56%**	0.84%	-0.28%
Deposits and Negotiable Certificates of Deposit	**0.35%**	0.35%	0.00%
Spread (a-b)	**-0.51%**	-0.14%	-0.37%
Spread (a-c)	**0.83%**	0.87%	-0.04%

* (b) includes expenses as a part of funding cost.

3. Risk-Monitored Loans

in millions of yen <ref.>

		Mar.31,'04 a	Mar.31,'03 b	Change a-b	Change %	Mar.31,'04 Consolidated
Loans to Bankrupt Obligors	A	**7,545**	13,234	-5,689	-43.0%	**7,960**
(% of loans)		**(0.2%)**	(0.4%)	-0.2%		
Non-Accrual Deliquent Loans	B	**68,610**	116,033	-47,423	-40.9%	**69,531**
(% of loans)		**(2.1%)**	(3.2%)	-1.1%		
Loans Past Due Three Months or More	C	**8,202**	74,310	-66,108	-89.0%	**8,202**
(% of loans)		**(0.3%)**	(2.0%)	-1.7%		
Restructured Loans	D	**9,083**	24,137	-15,054	-62.4%	**9,232**
(% of loans)		**(0.3%)**	(0.7%)	-0.4%		
Total (A+B+C+D)		**93,441**	227,715	-134,274	-59.0%	**94,927**
(% of loans)		**(2.9%)**	(6.2%)	-3.3%		**(3.1%)**
ref. Loans and Bills Discounted		**3,217,804**	3,673,158	-455,354	-12.4%	**3,047,042**

4. Reserve for Credit Losses

in millions of yen

	Mar.31, '04 a	Mar.31, '03 b	change a-b
General	**61,778**	96,557	-34,779
Specific	**116,176**	119,979	-3,803
Country Risk	**5**	53	-48
Total (E)	**177,960**	216,590	-38,630

5. Reserve Ratio to Risk-Monitored Loans

	Mar.31, '04 a	Mar.31, '03 b	change a-b
Reserve Ratio to Risk Monitored Loans (E / (A+B+C+D))	**190.5%**	95.1%	95.4%

6. Credit Cost

in billions of yen

	FY'03 a	FY'02 b
Written-off Claims	**0.5**	0.4
Specific Reserve Provisioning	**1.0**	57.8
Loss on Sale of Other Loans	**-**	1.5
Reversal of Reserve for Loss on Sale of Bonds	**1.5**	1.2
Reversal of General Reserve for Loan Losses	**-19.8**	-70.9
Reversal of Country Risk Reserve	**-0.0**	-0.0
Total	**-16.7**	-10.0

7. Problem Claims (Based on Financial Revitalization Law) (Non-consolidated)

in billions of yen

	Mar.31,'04	Mar.31,'03	Change	
			a-b	%
Bankruptcy	**11.1**	35.7	-24.6	-68.9%
Doubtful	**68.9**	99.0	-30.1	-30.4%
Special Supervision	**17.3**	98.4	-81.2	-82.4%
Total (A)	**97.3**	233.2	-135.9	-58.3%
Total claims (B)	**3,501.2**	4,088.2	-587.0	-14.4%
Ratio (A) / (B)	**2.8%**	5.7%	-2.9%	

ref. At or below "Need Caution" level	**224.5**	482.3	-257.8	-53.5%

8. Average Balance of Assets and Liabilities

in billions of yen

	FY'03	FY'02	Change	
	a	b	a-b	%
Debentures	**1,492.9**	2,262.1	-769.2	-34.0%
Deposits	**2,681.0**	2,834.7	-153.7	-5.4%
Loans & Bills Discounted	**3,269.7**	4,128.8	-859.1	-20.8%

9. Balance of Deposits from Individuals

in millions of yen

	FY'03	FY'02	Change	
	a	b	a-b	%
Balance of Deposits from Individuals	1,578,578	1,473,315	105,263	7.1%

10. Unrealized Gains on Available-for-Sale Securities

(Consolidated)

in millions of yen

	Mar.31,'04		
	unrealized gains (net)	gains	losses
Equities	**738**	749	11
Bonds	**-682**	1,390	2,072
Other	**12,005**	13,259	1,253
Total	**12,062**	15,399	3,337

(Non-Consolidated)

in millions of yen

	Mar.31,'04		
	unrealized gains (net)	gains	losses
Equities	**738**	749	11
Bonds	**-743**	1,328	2,071
Other	**12,005**	13,259	1,253
Total	**12,001**	15,337	3,335

11. Problem Claims

A. Losses on Disposals

(Consolidated)

in billions of yen

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2004	**-19.7**	**4.3**	**-15.4**
March 31, 2003	-69.4	60.8	-86.0

(Non-Consolidated)

in billions of yen

As of	Net provision of general reserve for loan losses	Disposal of problem claims	Total credit costs
March 31, 2004	**-19.8**	**3.1**	**-16.7**
March 31, 2003	-70.9	60.9	-10.0

B. Final Disposal of Claims and New Claims

(1) Outline

in billions of yen

As of	Balance of newly added problem claims (claims against possibly bankrupt obligors or worse, disclosure-basis)
March 31, 2004	15.2
March 31, 2003	46.8

in billions of yen

	Final disposal of problem claims			
As of	Write-off (A)	Sale, etc. (B)	Forgiveness (C)	Total (A)+(B)+(C)
March 31, 2004	8.2	90.6	5.6	104.5
March 31, 2003	35.2	625.8	-	661.0

(2) Balance of Claims

in billions of yen

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
March 31, 2004	**11.1**	68.8	80.0
Claims newly added from April 1, 2002 to March 31, 2003	**1.8**	13.3	15.2
Claims removed from April 1, 2002 to March 31, 2003	**-29.5**	-40.3	-69.9
Net change from April 1, 2002 to March 31, 2003	**-24.5**	-30.1	-54.7
March 31, 2003	**35.7**	99.0	134.7

Note:

* The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2004 includes JPY11.1 billion of claims not appearing on the balance sheet as a result of off-balance arrangements.

C. Balance (comparison with the interim period end)

in billions of yen

As of	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A)+(B)
September 30, 2003	**14.6**	94.4	109.0
Claims newly added from October 1, 2002 to March 31, 2003	**0.4**	4.5	4.9
Claims removed from October 1, 2002 to March 31, 2003	**-6.0**	-27.8	-33.9
Net change from October 1, 2002 to March 31, 2003	**-3.4**	-25.5	-29.0

D. Details of Arrangements to Remove Claims from the Balance Sheet

in billions of yen

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization Total (D)	Securitization Sale to RCC
Results of the fiscal year ended March 31, 2004	**-0.6**	**-0.2**	**-**	**-49.6**	**-**
Results of the six months ended March 31, 2003	-0.0	-0.1	-	-35.5	-

in billions of yen

	Write-off (E)	Other total (F)	Collection & repayment (G)	Business improvement (H)	Total (sum of A through F)
Results of the fiscal year ended March 31, 2004	**-2.5**	**-16.8**	**-16.8**	**-**	**-69.9**
Results of the six months ended March 31, 2003	-1.0	-9.8	-9.7	-0.1	-46.5

E. Financial Support for Borrowers

In Fiscal 2003, the Bank had one debt equity swap of 4.7 billion yen and two debt forgiveness of total 5.6 billion yen.

F. Reserve Ratio

	As of March 31, 2004	As of March 31, 2003	As of Sep. 30, 2003
(i) Legally or Virtually Bankrupt Obligors (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly Bankrupt Obligors (out of unsecured portion of claims)	99.56%	96.52%	99.07%
(iii) Substandard Obligors (out of total claims)	32.09%	35.40%	33.85%
(out of unsecured portion of claims)	94.25%	78.97%	86.85%
(iv) Caution Obligors (except for Substandard Obligors) (out of total claims)	11.91%	12.57%	12.34%
(out of unsecured portion of claims)	25.72%	32.18%	25.68%
(v) Normal Obligors (out of total claims)	0.98%	0.83%	1.02%

G. Reserve by Discounted Cash Flow Method

Since last fiscal year, we have established reserves for loan losses using the DCF method to 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

(Note A)

The table represents a translation of the original consolidated statements of income prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note B)

The table represents a translation of the original consolidated balance sheets prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note C)

The table represents a translation of the original consolidated statements of capital surplus and retained earnings prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note D)

The table represents a translation of the original consolidated statements of cash flows prepared in the Japanese language in accordance with regulations of consolidated financial statements.

(Note E)

The table represents a translation of the original non-consolidated statements of income prepared in the Japanese language in accordance with commercial code of Japan.

(Note F)

The table represents a translation of the original non-consolidated balance sheets prepared in the Japanese language in accordance with commercial code of Japan.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004
Company name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
President & CEO
(TSE Code: 8303)

Announcement Regarding Purchase of Bank's Common Shares

Shinsei Bank, Limited (the "Bank") announces that the Board of Directors at its meeting on May 28, 2004, authorized the Bank to purchase up to 2 million shares of the Bank's common shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, the Board of Directors approved a proposal to be submitted to the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, authorizing the Bank to purchase up to 25 million shares of the Bank's common shares pursuant to Article 210 of the Commercial Code. Further details of the items are:

I. Purchase of Bank's Common Shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code

1. Purpose of Purchasing of the Bank's Shares:

This purchase of the Bank's shares will be made, authorized by Article 5-2 of the Articles of Incorporation pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code, in order to meet requirements under the employee stock option program which is to be proposed to the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	2,000,000 shares as an upper limit
(3) Total cost of purchase:	1,600,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the Board Meeting held on May 28, 2004, to the closing of the 4th Annual General Meeting of Shareholders to be held on June 24, 2004

II. Purchase of Bank's Common Shares pursuant to Article 210 of the Commercial Code

1. Purpose of Purchasing of the Bank's Shares:

This purchase of the Bank's shares will be made, pursuant to Article 210 of the Commercial Code, in order to meet requirements under the employee stock option program and to enable the Bank to purchase shares for capital management in response to the changes in business environment.

2. Details of Share Purchase:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	20,000,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the 4th Annual General Meeting of Shareholders to be held on June 24, 2004, to the closing of the immediately following Annual General Meeting of Shareholders

Note: The share purchase stated under II above will be made under the condition that the proposal of "Purchase of Bank's Shares" be approved at the 4th Annual General Meeting of Shareholders to be held on June 24, 2004

Reference:

Total number of common shares issued as of March 31, 2004:

1,358,536,000 shares (excluding 1,606 shares of Treasury Shares)

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004
Shinsei Bank, Limited
(TSE Code: 8303)

Notice on Issuance of Stock Acquisition Rights as Stock Options

Shinsei Bank, Limited (the Bank) hereby serves notice that at a meeting held today, the Board of Directors resolved to submit a proposal of issuance of Stock Acquisition Rights stipulated in Articles 280-20 and 280-21 of the Commercial Code of Japan free of charge for the purpose of introducing the stock option plan at the 4th Regular General Meeting of Shareholders to be held on June 24, 2004, with details as follows.

I. Reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions

The reason for issuing Stock Acquisition Rights to persons other than shareholders under especially favorable conditions is to introduce the stock option plan for the purpose of accelerating willingness and morale of directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as directors (except for outside directors) and employees of its wholly owned subsidiaries to improve performance of the Bank and thus increasing corporate value of the Bank.

II. Outline of issuance of Stock Acquisition Rights

1. Class of shares that can be purchased through the exercise of Stock Acquisition Rights
   Common shares of the Bank

2. Number of shares that can be purchased through the exercise of Stock Acquisition Rights
   Up to 10,000,000 shares in total

   The number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula if the Bank carries out a stock split or reverse stock split. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

   Number of shares after adjustment = number of shares before adjustment x ratio of split or reverse split

   Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

3. Total number of Stock Acquisition Rights to be issued

   The maximum number of Stock Acquisition Rights to be issued shall be 10,000 in total. (One thousand shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to 2 above shall be made if adjustments are made to the number of shares as stipulated in 2 above.)

4. Issue price of Stock Acquisition Rights

   To be issued free of charge.

5. Amount of money to be paid upon exercise of Stock Acquisition Rights

   The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercising Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in 3 above. The Exercise Price shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding the issuance of Stock Acquisition Rights (excluding days on which no transactions were concluded) by 1.01 (any amount less than one yen shall be rounded up).

   If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\begin{array}{c}\text{The Exercise Price}\\ \text{after adjustment}\end{array} = \begin{array}{c}\text{The Exercise Price}\\ \text{before adjustment}\end{array} \times \frac{\begin{array}{c}\text{Number of}\\ \text{outstanding}\\ \text{shares}\end{array} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\begin{array}{c}\text{Number of outstanding shares + number of increase in shares}\\ \text{as a result of split / new issuance}\\ \text{(In the case of reverse stock split, the number of}\\ \text{outstanding shares minus the number of shares merged)}\end{array}}$$

   Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company which allocates its shares to the Bank or its shareholders (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company which allocates its shares to the Bank or its shareholders (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

6. Exercise Period of Stock Acquisition Rights

   From July 1, 2006 to June 23, 2014.

7. Conditions for exercising Stock Acquisition Rights

   (1) In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

   (2) Stock Acquisition Rights holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one half of Stock Acquisition Rights granted to them. (any amount less than one shall be rounded up)

   (3) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other ways.

   (4) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders based on resolutions of this General Meeting of Shareholders and subsequent Board of Directors meetings.

8. Retirement of Stock Acquisition Rights

   (1) If the General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.

(2) If Stock Acquisition Rights holders fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in 7 (4) or the legal heir of a Stock Acquisition Right holder does not take the succession procedures stipulated in 7 (1) and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

9. Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

(Note) The above shall be subject to a resolution of the proposal entitled "Issuance of Stock Acquisition Rights as stock options to directors and other staff of the Bank and its subsidiaries" at the 4th Regular General Meeting of Shareholders of the Bank to be held on June 24, 2004.

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

May 28, 2004
Shinsei Bank, Limited
(TSE Code: 8303)

Shinsei Bank to Appoint Three Directors

Shinsei Bank, Limited ("Shinsei Bank") announced today that its Board decided to propose to elect following three directors at the Annual General Meeting of Shareholders scheduled for June 24, 2004.

Mr. Thierry Porté, Corporate Executive Officer and Vice Chairman, Shinsei Bank, Limited
Mr. Shigeru Kani, Advisor, NEC Corporation
Mr. Yasuharu Nagashima, Counsel, Nagashima Ohno & Tsunematsu

Note: Of those candidates listed above, the following two persons are qualified as "Outside Director" defined under the Article 188-2-7-2 of the Commercial Code of Japan;
Mr. Shigeru Kani
Mr. Yasuharu Nagashima.

Appendix

Candidates for Directors

Thierry Porté (June 28, 1957)

September 1979	Joined Morgan Stanley, New York
December 1991	Managing Director, Morgan Stanley
September 1995	President, Morgan Stanley Japan
November 2003	Joined Shinsei Bank, Limited
	Corporate Executive Officer and Vice Chairman

Shigeru Kani (September 20, 1943)

April 1966	Joined The Bank of Japan
October 1988	General Manager, Okayama Branch, The Bank of Japan
May 1992	Executive Auditor, The Tokyo International Financial Futures Exchange
May 1996	Director, Administration Department, The Bank of Japan
May 1999	Executive Managing Director, The Tokyo Stock Exchange
April 2002	Advisor, NEC Corporation

Yasuharu Nagashima (June 22, 1926)

April 1953	Attorney at Law in Japan
January 1961	Partner, Nagashima & Ohno
	(Predecessor of Nagashima Ohno & Tsunematsu)
January 1997	Counsel, Nagashima Ohno & Tsunematsu
April 2004	Member, Advisory Committee of Tokyo University Law School